SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

- OR -

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission file number 1-6075

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNION PACIFIC FRUIT EXPRESS COMPANY
AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(K) RETIREMENT THRIFT PLAN

Date 6-24-08
June 24, 2008

By Barbara W Schaefer
Barbara W. Schaefer, Senior Vice President – Human Resources, Union Pacific Corporation

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-106707 and 33-49785 of Union Pacific Corporation on Form S-8 of our report dated June 24, 2008, appearing in this Annual Report on Form 11-K of the Union Pacific Fruit Express Company Agreement Employee 401(k) Thrift Plan for the year ended December 31, 2007.

Deloitte & Touche LLP

Omaha, Nebraska
June 26, 2008

Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan

Financial Statements as of and for the Years Ended
December 31, 2007 and 2006, and Report of Independent
Registered Public Accounting Firm

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

TABLE OF CONTENTS

NOTE: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Union Pacific Fruit Express Company Agreement
Employee 401(k) Retirement Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan (the "Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Omaha, Nebraska
June 24, 2008

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Investments:		
Plan interest in Master Trust (Notes 2 and 3)	$2,208,925	$1,843,723
Total assets	2,208,925	1,843,723
LIABILITIES		
Excess contributions payable	267	2,702
Net assets available for benefits at fair value	2,208,658	1,841,021
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Notes 2 and 3)	(556)	789
NET ASSETS AVAILABLE FOR BENEFITS	$2,208,102	$1,841,810

See accompanying notes to the financial statements.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Plan interest in Master Trust investment income (Note 3):		
Net appreciation in fair value of investments	$ 169,997	$ 154,631
Interest and dividends	85,679	62,785
Total investment income	255,676	217,416
Participant contributions	127,494	137,447
Other	-	115
Total additions	383,170	354,978
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	16,827	16,595
Other	51	-
Total deductions	16,878	16,595
NET INCREASE	366,292	338,383
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	1,841,810	1,503,427
End of year	$2,208,102	$1,841,810

See accompanying notes to the financial statements.

UNION PACIFIC FRUIT EXPRESS COMPANY AGREEMENT EMPLOYEE 401(k) RETIREMENT THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

1. DESCRIPTION OF PLAN

The following description of the Union Pacific Fruit Express Company Agreement Employee 401(k) Retirement Thrift Plan (the Plan) is provided for general information only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering employees of the Union Pacific Fruit Express Company (the Company) who are governed by a collective bargaining agreement entered into between the Company and a rail union to which eligibility to participate in the Plan has been extended and have completed one year of service or were employees as of the effective date of the Plan, August 1, 1993. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions — Participants may contribute 2% to 50% of their eligible compensation on a salary deferral basis subject to limitations specified in the Internal Revenue Code (the Code). Participants may also contribute 1% to 50% of their eligible compensation on an after-tax basis. Combined after-tax and pre-tax contributions may not exceed 50% of eligible compensation. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants direct the investment of their contributions into various investment options offered by the Plan, or may elect to participate in the Vanguard Advisers Managed Account Program (Managed Account Program). The Managed Account Program is a program in which certain participants may delegate on-going, discretionary investment management decisions with respect to their account to Vanguard Advisers, Inc. The Company does not contribute to the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and an allocation of the Plan's earnings (or losses) based upon the type of investments selected and their performance. Allocations are based on participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting — Participants at all times have a 100% vested interest in their accounts.

Distributions to Participants — Following a participant's termination of employment, a distribution of benefits will be made upon request. If a participant does not request a distribution at termination, the account will be deferred until the date the participant attains the participant's required beginning date, as defined, or the participant's death. If the participant remains employed with the Company after attaining age 70-1/2, his/her account may remain in the Plan until April 1st of the year following the year in which he/she terminates employment. A Required Minimum Distribution option is available at age 70-1/2. The participant can receive his/her account sooner if he/she so desires.

A hardship withdrawal may be made by a participant from his/her account in accordance with the Plan's provisions.

Plan Administration — The Plan is administered by the Senior Vice President, Human Resources of Union Pacific Corporation (the Corporation). All administrative expenses of the Plan are paid by the Corporation, except investment management fees, which are netted against investment earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting —The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Account Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan states its interest in the Master Trust at the underlying fair value of the investments of the Master Trust. Investments in the Union Pacific Common Stock Fund, Vanguard Wellington Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Morgan Growth Fund, Vanguard Total Stock Market Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices.

Investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Participant loans are valued at their carrying value, which approximates fair value.

Investments in the Union Pacific Fixed Income Fund include fully benefit-responsive guaranteed investment contracts (GIC). These contracts are valued at fair value and adjusted to contract value in accordance with the FSP. Fair value of traditional GICs is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Fair value of synthetic GICs is determined by the issuer of the contract based on quoted market prices of the underlying investments and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by converting the basis points assigned to the wrap fees into dollars. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contracts have certain restrictions that impact the ability to collect the full contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Distributions to Participants — Distributions are recorded when paid.

Excess Contributions Payable — The Plan is required to return contributions received during the plan year in excess of the IRC limits.

3. MASTER TRUST

At December 31, 2007 and 2006, the Plan participated in a Master Trust with other retirement plans sponsored by the Corporation or its subsidiaries. The Master Trust was established for the purpose of investing in the Union Pacific Fixed Income Fund and for investing in Union Pacific common stock. The investment assets of the Master Trust are held at VFTC. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various participating plans. The investment valuation methods for investments held by the Master Trust are discussed in Note 2.

The Plan's interest in the Master Trust, as a percentage of net assets held by the Master Trust, is presented in the following tables as of December 31, 2007 and 2006:

Master Trust	**2007**	**2006**
Investments at fair value as determined by quoted market price:		
Common stocks	$ 317,777,932	$ 294,081,545
Mutual funds	1,623,697,532	1,458,131,587
	1,941,475,464	1,752,213,132
Investments at estimated fair value:		
Guaranteed investment contracts	360,169,912	384,315,774
Money market mutual funds	97,191,277	64,620,318
	457,361,189	448,936,092
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,588,888)	4,761,536
Investments in Master Trust	$2,397,247,765	$2,205,910,760
Plan's portion of investments	$ 2,208,369	$ 1,844,512
Portion allocated to the Plan	0.09 %	0.08 %

Investment income for the Master Trust for the years ended December 31, 2007 and 2006, is as follows:

Master Trust Investment Income	**2007**	**2006**
Net appreciation in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$100,322,250	$ 37,509,525
Mutual funds	23,947,875	120,943,125
	124,270,125	158,452,650
Interest and dividends	103,857,983	82,632,445
Total investment income of Master Trust	$228,128,108	$241,085,095
Plan's portion of Master Trust investment income	$ 255,676	$ 217,416

While the Plan participates in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant's account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.

The Master Trust provides a stable value investment option (the Union Pacific Fixed Income Fund) to participants that includes traditional GICs and synthetic GICs. Traditional GICs are maintained in a general account by VFTC, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. VFTC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Master Trust and may not terminate the contracts at an amount less than contract value. Synthetic GICs simulate the performance of a traditional GIC through an issuer's guarantee of a specific interest rate (a benefit-responsive wrapper contract) and a portfolio of financial instruments that are owned by the Master Trust. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of these contracts will track current market yields on a trailing basis.

	2007	2006
Average yields:		
Based on annualized earnings	4.43 %	4.16 %
Based on range of interest rate credited to participants	2.85 % to 5.42 %	2.50 % to 5.58 %

The Plan's interest in the Master Trust's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006
Vanguard 500 Index Fund	$ 372,077	$ 370,996
Vanguard Small-Cap Index Fund	88,295	125,598
Vanguard Wellington Fund	492,783	431,785
Union Pacific Common Stock Fund	499,329	393,578
Union Pacific Fixed Income Fund	125,495	64,492

4. TAX STATUS

The Plan obtained a tax determination letter dated April 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan, at any time, to terminate the Plan subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Plan remains for the exclusive benefit of the Plan's participants and beneficiaries. The Company may direct VFTC either to distribute the Plan's assets to the participants, or to continue the trust and distribute benefits as though the Plan had not been terminated.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include the Union Pacific Common Stock Fund, which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. At December 31, 2007 and 2006, the Plan's interest in the Master Trust's investment in the Union Pacific Common Stock Fund had a cost basis of $285,138 and $271,265, respectively. During the year ended December 31, 2007, the Plan recorded dividend income of $6,353.

The Plan also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest transactions.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits per the financial statements	$ 2,208,102	$ 1,841,810
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	556	(789)
Net assets available for benefits per the Form 5500 - at fair value	$ 2,208,658	$ 1,841,021

END